

AM 11-3-2003

SECU. 03051945 OMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgetrade.com Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Zasky (212) 271-6470
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley Stahl & Company Cert # 47963
(Name — *if individual, state last, first, middle name*)

2375 Bedford Ave. (Address) Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Kyle Zasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgetrade.Com Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

NORMAN D. SCHWARTZ
Notary Public, State of New York
No. 31-4915818
Qualified in New York County
Commission Expires Jan. 11, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [x] (p) A reconciliation of Company's computation of net capital with audited financial statements

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGETRADE.COM INC.

TABLE OF CONTENTS

AUGUST 31, 2003

	PAGE NO.
FACING PAGE	
OATH OR AFFIRMATION	
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS AND (DEFICIT)	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9

SUPPLEMENTARY SCHEDULES:

I. Financial and Operational Combined Uniform Single Report - Part IIA

II. Exemption Under SEC Rule 15c3-3

III. Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5

IV. Schedule of Expenses

STANLEY STAHL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

2375 BEDFORD AVENUE
BELLMORE, NY 11710

(516) 221-5005
Fax: (516) 221-5115

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Edgetrade.Com Inc.

We have audited the accompanying statement of financial condition of Edgetrade.Com Inc. as of August 31, 2003, and the related statements of operations and (deficit), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that this audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgetrade.Com Inc. at August 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stanley Stahl & Company
CERTIFIED PUBLIC ACCOUNTANTS

Bellmore, New York
October 17, 2003

EDGETRADE.COM INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2003

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 579,999
Clearing deposit	100,032
Due from broker	119,893
Accounts receivable – other	13,258
Prepaid expenses	31,485
Total Current Assets	844,667
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – net of accumulated depreciation of $466,051	256,186
RESEARCH AND DEVELOPMENT COSTS-net of accumulated amortization of $351,415	1,093,450
SECURITY DEPOSITS	78,196
	$ 2,272,499

LIABIILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 345,250
Accounts payable – soft dollars	155,103
Commissions payable	92,729
Total Current Liabilities	593,082
STOCKHOLDERS' EQUITY:	
Common stock – authorized 40,000,000 shares, one cent par value; 22,198,385 shares issued and outstanding	221,984
Paid-in capital	2,953,693
(Deficit)	(1,496,260)
	1,679,417
	$ 2,272,499

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF OPERATIONS AND (DEFICIT)

FOR THE YEAR ENDED AUGUST 31, 2003

REVENUES	
Commissions	$ 8,892,232
Net trading (loss)	(953)
Interest and dividends	7,805
Disaster recovery revenue	45,344
Total Revenue	8,944,428
EXPENSES	
Brokerage, clearing and exchange fees	3,271,967
Employee compensation and benefits	2,703,358
Occupancy costs	386,080
Communications and data processing	483,492
Professional and consulting fees	551,964
Business development expenses	270,202
Depreciation and amortization	269,396
Interest expense	10,031
Other	5,812
Total Expenses	7,952,302
NET INCOME BEFORE PROVISION FOR INCOME TAXES	992,126
PROVISION FOR INCOME TAXES	32,880
NET INCOME	959,246
(DEFICIT) – beginning of year	(1,345,587)
DISTRIBUTION TO SHAREHOLDERS	(1,109,919)
(DEFICIT) – end of year	$ (1,496,260)

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2003

	Common Stock	Paid-In Capital	(Deficit)	Total
Balance – beginning of year	$ 221,984	$ 2,953,693	$ (1,345,587)	$ 1,830,090
Net income	-	-	959,246	959,246
Distributions to shareholders	-	-	(1,109,919)	(1,109,919)
Balance – end of year	$ 221,984	$ 2,953,693	$ (1,496,260)	$ 1,679,417

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 959,246
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	269,396
(Increase) decrease in operating assets:	
Clearing deposits	51
Due from broker	(58,603)
Accounts receivable – other	10,102
Prepaid expenses	(2,949)
(Decrease) increase in operating liabilities:	
Accounts payable and accrued expenses	63,591
Commissions payable	40,483
Total adjustments	322,071
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,281,317
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(81,225)
Increase in security deposits	(1,044)
NET CASH (USED IN) INVESTING ACTIVITIES	(82,269)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of notes payable	(202,000)
Distributions paid	(1,109,919)
NET CASH (USED IN) FINANCING ACTIVITIES	(1,311,919)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(112,871)
CASH AND CASH EQUIVALENTS –beginning of year	692,870
CASH AND CASH EQUIVALENTS –end of year	$ 579,999

SUPPLEMENTAL INFORMATION	
Cash paid during the year for:	
Income taxes and estimated payments	$ 10,859
Interest expense	$ 10,031

See accompanying Independent Auditor's Report and notes to financial statements.

NOTE 1 - ORGANIZATION

Edgetrade.Com Inc. (the "Company") is a fully disclosed broker-dealer specializing in the United States equity markets. The Company is registered with the Securities and Exchange Commission, and is a member of both the National Association of Security Dealers, Inc. and the Securities Investor Protection Corporation. It was incorporated on September 14, 1999 pursuant to the provisions of the General Corporation Law of the State of Delaware.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

The Company provides direct access trading technology to institutional customers. The products and services are delivered through state-of-the-art technology and offered both online and at the Company's corporate office.

COMMISSIONS:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

EXPENSES:

Expenses are recorded as incurred on a functional basis.

DEPRECIATION AND AMORTIZATION:

Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization of leasehold improvements and organization costs is taken over five years. Amortization of research and development costs is taken over ten years.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of ninety days or less.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The accounts of the Company as well as the trading accounts of customers and the related income and investments transactions are handled through one clearing broker.

NOTE 4 - RETIREMENT PLAN

The Company has a 408(k) prototype simplified employee pension plan (SEP) effective October 1, 1999 for employees over 18 years of age who have worked at least three months and who have an annual salary of at least $300. The maximum employee contribution is the lesser of 25% of the employee's compensation or $40,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) The Company leases office space from Peamibat Associates LP on the tenth and twenty second floor of 5 Hanover Square, New York, New York under two five year leases. The Building was purchased by Swig Burris Equities LLC on September 1, 2003, and the rental agreements are continuing under the new landlord.

The lease for the tenth floor commenced August 1, 1997. This lease was renewed on June 15, 2002 at an annual rental of $138,208 for the first two years and $148,000 for the next three years.

The lease for the twenty second floor commenced December 15, 1999 at an annual rental of $187,800 for the first three years and $194,064 for the next two and a half years. Additional space was rented commencing December 20, 1999 for approximately four and a half years at an annual rental of $7,170

The company also rents storage space on a month to month basis.

Rent expense paid by Edgetrade.Com Inc. for the year ended August 31, 2003 was $348,983.

Minimum future rentals to be paid under these leases are:

2004	$ 340,265
2005	349,314
2006	148,080
2007	135,740
	$ 973,399

b) The Company is obligated under several 24 month leases for office equipment. Rental expense paid by Edgetrade.Com Inc. for the fiscal year ended August 31, 2003 was approximately $146,891.

Minimum future rentals to be paid under these leases are:

2004	$ 114,220
2005	30,957
	$ 145,177

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Continued)

c) The Company has a clearing agreement with Southwest Securities Inc. effective for a two year period commencing August 25, 1997. No new clearing agreement other than small amendments to the original contract was signed after end of the original two year period. This agreement can be terminated at any time with sufficient prior notice. Southwest Securities clears and maintains cash, margin or other accounts for the Company or the Company's customers.

NOTE 6 - EDGETRADE.COM INC. 1999 STOCK INCENTIVE PLAN

The purposes of this Stock Incentive Plan are to attract and retain the best available personnel, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Subject to any adjustments upon changes in capitalization or corporate transactions, the maximum aggregate number of shares which may be issued pursuant to all awards including incentive stock options, is 1,000,000 shares. As of August 31, 2001, four stock incentive awards totaling 32,688 shares were exercised, leaving a balance of 967,312 shares available.

An additional 1,600,000 shares were designated for awards and stock incentives options. A corporate resolution on December 5, 2000 provided a two for one stock split. As a result 5,134,624 shares were available for the future incentive awards.

At August 31, 2003, 717,126 stock option shares were granted of which 469,010 of those shares vested.

Since the prevailing purchase price of these shares is less than the stock option purchase price no provision has been made for future exercise of these options.

Three employees gave up their stock options and were awarded in aggregate 2,711,670 shares of restricted stock that will become 100% vested upon the occurrence of a subsequent liquidity event.

NOTE 7 – RESEARCH AND DEVELOPMENT COSTS

In accordance with Statement of Position 98-1, the following initial project development costs incurred through August 31, 2002 have been capitalized and will be amortized over a ten year useful life. There were no additional research and development costs in the fiscal year ended August 31, 2003.

Salaries and payroll taxes	$1,305,106
Agency fees	104,630
Other costs	35,130
	$1,444,866

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had an allowable capital of approximately $206,841, which was $106,841 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to allowable net capital was 2.87 to 1.

NOTE 9 - INCOME TAXES

Federal taxes	$ 0
State taxes	6,834
City taxes	24,995
Other taxes	1,051
	$ 32,880

No provision has been made as of August 31, 2003, for any potential 20 year loss carryforwards.

NOTE 10 - STOCKHOLDERS' EQUITY

The Company's equity structure is comprised only of common stock ownership. On December 5, 2000 a corporate resolution enacted a two-for-one split resulting in 40,000,000 shares authorized with a par value of $.01 per share. 5,124,624 shares of common stock are reserved for issuance under the company's 1999 Stock Incentive Plan. To date 22,198,385 shares have been issued and are outstanding as follows:

	No. of Shares
Issued in consideration of contributing membership interests in Edgetrade Securities LLC	20,000,000
Issued in consideration for services to be rendered per employment agreement	151,134
Stock subscription sales	1,981,855
Employee stock incentive plan	65,376
	22,198,365

EDGETRADE.COM INC.

FINANCIAL AND OPERATIONAL COMBINED

UNIFORM SINGLE REPORT – PART IIA

AS OF AUGUST 31, 2003

COMPUTATION OF NET CAPITAL:

Total ownership equity from statement of financial condition	$ 1,679,417	[3480]
Total ownership equity qualified for net capital	1,679,417	[3500]
Total capital and allowable subordinated liabilities	1,679,417	[3530]
Total non allowable assets from statement of financial condition	1,472,576	[3540]
Net capital before haircuts	206,841	[3640]
Net capital	206,841	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital	206,841	[3750]
Minimum net capital	39,539	[3756]
Minimum dollar net capital requirement	100,000	[3758]
Net capital requirement	100,000	[3760]
Excess net capital	106,841	[3770]
Excess net capital at 1000% [$206,841 - $59,308]	147,533	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total liabilities from statement of financial condition	593,082	[3790]
Total aggregate indebtedness	593,082	[3840]
Percentage of aggregate indebtedness to net capital [$593,082 ÷ $206,841]	287%	[3850]

See accompanying Independent Auditor's Report and notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule15c3-3 is claimed, identify below the section upon which such exemption is based.

A.(k) (1)--Limited business (mutual funds and/or variable annuities only ☐ [4550]

B.(k) (2)(i)--"Special Account for the Exclusive Benefit of Customers" maintained ☐ [4560]

C.(k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code	
8-45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	ALL	[4335B]
8-____ [4335C]	[4335C2]		[4335D]
8-____ [4335E]	[4335E2]		[4335F]
8-____ [4335G]	[4335G2]		[4335H]
8-____ [4335I]	[4335I2]		[4335D]

D.(k) (3)—Exempted by order of the Commission [4580]

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

OF NET CAPITAL

INCLUDED IN PART II OF FORM X-17A-5

AS OF AUGUST 31, 2003

Net capital as recorded in Company's Part II (unaudited) Focus report	$ 224,728
Void checks written off	837
Increase in accounts payable	(18,724)
	$ 206,841

See accompanying Independent Auditor's Report and notes to financial statements.

EDGETRADE.COM INC.

SCHEDULE OF EXPENSES

FOR THE YEAR ENDING AUGUST 31, 2003

	Total	Brokerage Clearing and Exchange Fees	Employee Compensation and Benefits	Occupancy Costs	Communications and Data Processing	Professional and Consulting Fees	Business Development Expenses	Depreciation and Amortization	Interest Expense	Other
Salaries	$2,445,819	$ -	$ 2,445,819	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Salesmen's commissions	24,738	24,738								
FICA/Medicare	119,231		119,231							
Unemployment	28,252		28,252							
Life insurance	4,784		4,784							
Company car-personal use	13,259		13,259							
Commissions	689,658	689,658								
Commission brokers	14,593	14,593								
Execution fees	1,481,741	1,481,741								
Licensing	101,560	101,560								
Information & quote	412,609	412,609								
Soft dollar fees	366,287	366,287								
Rent	348,983			348,983						
Communications	343,531				343,531					
Telephone	116,533				116,533					
Network	18,747				18,747					
Postage	7,492						7,492			
Equipment lease	146,891	146,891								
Office supplies	28,606			28,606						
Advertising	6,225						6,225			
Promotion	29,500						29,500			
Interest expense	10,031								10,031	
Repairs & maintenance	8,491			8,491						
Travel	23,933						23,933			
Entertainment	162,706						162,706			
Contributions	5,000									5,000
Local travel	19,345						19,345			
Auto expense	11,982						11,982			
Computer expense	1,286						1,286			
NASD	33,490	33,490								
State registration	400	400								
Bank charges	330					330				
Paychex fees	2,458					2,458				
Transichex	753						753			
Credit card fees	812									812
Books/subscriptions	4,681				4,681					
Accounting	21,000					21,000				
Legal	260,692					260,692				
Agency fees	8,139		8,139							
Consulting fees	157,153					157,153				
Computer consulting	54,806					54,806				
Conference fees	6,980						6,980			
Medical insurance	74,152		74,152							
Life insurance	3,087		3,087							
Auto insurance	11,184					11,184				
Liability insurance	24,231					24,231				
Workers' compensation	6,635		6,635							
Fidelity bond	960					960				
Other insurance	19,150					19,150				
Amortization	26,125							26,125		
Depr - equipment	87,539							87,539		
Depr - furniture & fixtures	6,140							6,140		
Organization expense	5,106							5,106		
Project costs	144,486							144,486		
	$7,952,302	$3,271,967	$ 2,703,358	$ 386,080	$ 483,492	$ 551,964	$ 270,202	$ 269,396	$10,031	$5,812

See accompanying Independent Auditor's Report and notes to financial statements.